Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver files technical report on Joaquin property

Vancouver, B.C. - Jan. 31, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) has filed on SEDAR a technical report with respect to its Joaquin property, which is an advanced stage silver-gold project located in Santa Cruz province, Argentina. Please refer to the Company's news release dated December 21, 2017 for further details. The Joaquin technical report is available under the Company’s profile at www.sedar.com and on the Company's website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American Silver is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1